UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Merge Healthcare Incorporated

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

589499102

(CUSIP Number)

Robert Saperstein 330 Madison Avenue New York, NY 10017 (212) 901-9402
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 13, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 10 Pages)

SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS Guggenheim Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON OO, HC

SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS Guggenheim Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON OO, HC

SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS Guggenheim Partners Investment Management Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON OO, HC

SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS Guggenheim Partners Investment Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON OO, IA

SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the common stock, par value $0.01 per share, (the “Common Stock”) of Merge Healthcare Incorporated (the “Issuer”), and amends the Schedule 13D filed by Guggenheim Capital, LLC, Guggenheim Partners, LLC, Guggenheim Partners Investment Management Holdings, LLC and Guggenheim Partners Investment Management, LLC (collectively, the “Reporting Persons”) with the Securities and Exchange Commission (“SEC”) on March 9, 2015, as amended by Amendment No. 1 filed with the SEC on July 2, 2015 (collectively, the “Schedule 13D”).  Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.  Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.                                Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

              As previously disclosed in the Issuer’s current report on Form 8-K, filed with the SEC on August 12, 2015, the Issuer entered into an Agreement and Plan of Merger (“Merger Agreement”), dated August 6, 2015, with International Business Machines Corporation (“IBM”) and a wholly-owned subsidiary of IBM.  On October 13, 2015, the Issuer’s shareholders approved the Merger Agreement and the IBM subsidiary merged with and into the Issuer (the “Merger”).  Prior to the completion of the Merger, and also on October 13, 2015, the Reporting Persons exercised their option to convert their aggregate 50,000 shares of Preferred Stock, held on behalf of the Investors (defined and described in Amendment No. 1), into an aggregate 12,113,855 shares of Common Stock.  Each share of Preferred Stock converted into a number of shares of Common Stock calculated by dividing (i) the liquidation value of $1,000 per share of Preferred Stock plus the accrued but unpaid dividends on the Preferred Stock by (ii) the Conversion Price of $4.14.

Subsequent to the conversion of the Preferred Stock into Common Stock, on October 13, 2015, the Reporting Persons tendered their shares of Common Stock for the right to receive $7.13 per share in cash, pursuant to the terms of the Merger Agreement.

Item 5.                                Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by adding the following:

(a)  As of October 13, 2015, the Reporting Persons may be deemed to beneficially own 0 shares of Common Stock.  This amount represents 0.0% of the Issuer’s outstanding Common Stock.

(c)  Please refer to Item 4 and Exhibit 12 for a description of the transactions in the Issuer’s securities since the filing of Amendment No. 1.

(e)  On October 13, 2015, the Reporting Persons ceased to be the beneficial owners of more than 5% of the shares of Common Stock.

SCHEDULE 13D

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

On October 13, 2015, in connection with the closing of the Merger, all outstanding obligations in respect of principal, interest, and fees under the Credit Agreement (defined and described in the initial Schedule 13D) by and among the Issuer, as borrower, certain subsidiaries of the Issuer, as subsidiary guarantors, the lenders party thereto from time to time (the “Lenders”) and Guggenheim Corporate Funding, LLC, as administrative agent for the Lenders and as lead arranger and collateral agent, were repaid and the Credit Agreement was terminated.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following exhibit:

12. Schedule of Transactions

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 15, 2015

GUGGENHEIM CAPITAL, LLC
By:	/s/ Robert Saperstein
Name:	Robert Saperstein
Title:	Authorized Signatory

GUGGENHEIM PARTNERS, LLC
By:	Guggenheim Capital, LLC, parent company
By:	/s/ Robert Saperstein
Name:	Robert Saperstein
Title:	Authorized Signatory

GUGGENHEIM PARTNERS INVESTMENT MANAGEMENT HOLDINGS, LLC
By:	Guggenheim Capital, LLC, parent company
By:	/s/ Robert Saperstein
Name:	Robert Saperstein
Title:	Authorized Signatory

GUGGENHEIM PARTNERS INVESTMENT MANAGEMENT, LLC
By:	Guggenheim Capital, LLC, parent company
By:	/s/ Robert Saperstein
Name:	Robert Saperstein
Title:	Authorized Signatory

SCHEDULE 13D

EXHIBIT 12

SCHEDULE OF TRANSACTIONS

Each of the following transactions was effected for the accounts of mutual funds advised by an indirect, wholly-owned subsidiary of GPIMH.  The Reporting Persons have no pecuniary interest in the shares of Common Stock or any other equity securities held in the mutual funds advised by the indirect, wholly-owned subsidiary of GPIMH.

Security	Trade Date	Where/How Transaction Effected	Quantity	Price per Share
Common Stock	7/16/2015	Open-Market Sell	(215)	$4.91
Common Stock	7/21/2015	Open-Market Sell	(364)	$4.99
Common Stock	7/22/2015	Open-Market Sell	(110)	$5.035455
Common Stock	7/23/2015	Open-Market Sell	(294)	$5.495
Common Stock	8/20/2015	Open-Market Sell	(777)	$7.09
Common Stock	8/27/2015	Open-Market Buy	1	$7.10
Common Stock	8/27/2015	Open-Market Buy	8	$7.095
Common Stock	10/14/2015	Tender	(690)	$7.13
Common Stock	10/14/2015	Tender	(505)	$7.13
Common Stock	10/14/2015	Tender	(273)	$7.13
Common Stock	10/14/2015	Tender	(159)	$7.13
Common Stock	10/14/2015	Tender	(48)	$7.13